January 26, 2006

Mr. Douglas H. Miller
Chairman and Chief Executive Officer
Exco Resources, Inc.
12377 Merit Drive, Suite 1700, LB 82
Dallas, Texas 75251

      Re:	Exco Resources, Inc.
      	Amendment No. 1 to Registration Statement on Form S-1
      Filed January 6, 2006
      File No. 333-129935

Dear Mr. Miller:

      We have reviewed your filing and response letter dated
January
6, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1, as amended

Management`s Discussion and Analysis..., page 65

Our Results of Operations, page 68

1. We have read your response to prior comment 25, concerning the discussion and analysis that you have provided, utilizing the combined results of the successor and predecessor entities for 2003.
Under the specific circumstances you describe, and provided you are able to provide certain additional disclosures, we will not object to your approach. We believe that all tabular presentations including information for 2003 should be expanded to include additional columns for information pertaining to the successor and predecessor entities.
If you have made any adjustments in compiling this information, please include a description, quantification, and your rationale in the disclosure. A separate column for adjustments may be appropriate; you should be in a position to demonstrate the propriety of adjustments. Any combined financial information referenced in the text should be supported by a combining table. All columnar headers for combined financial totals should be labeled as "non-GAAP combined." Please contact us if you require further clarification or guidance.

Exco Holdings Inc. Notes to Consolidated Financial Statements, page
F-23

Note 17 - Supplemental Information Relating to Oil and Natural Gas Producing Activities-Continuing Operations (Unaudited), page F-71

2. Please disclose separately, if significant, the capitalized costs
of unproved properties, and costs incurred to acquire oil and natural
gas properties that have proved reserves, pursuant to paragraphs
19
and 22 of SFAS 69. If you believe the information is not subject to disclosure due to the level of materiality, and prefer non-disclosure, you may submit this information for review outside of the document.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Lily Dang at (202) 551-3867 or, in her absence, me, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have any questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, Tangela Richter, Branch Chief, at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.


							Sincerely,


							Karl Hiller
							Branch Chief


cc:	L. Dang
      J. Wynn
      T. Richter
      J. Murphy


      via facsimile
      William L. Boeing
      Haynes and Boone, LLP
            (972) 692-9053

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Mr. Douglas H. Miller
Exco Resources, Inc.
January 26, 2006
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010